Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of our 5.125% Notes due 2040

The following summary of our 5.125% Notes due 2040 (the “Notes”) is based on the indenture (the “ Base Indenture”) dated as of October 8, 2008, as supplemented by the second supplemental indenture dated July 3, 2017, among Baker Hughes Holdings LLC, a Delaware limited liability company (the “Company”), Baker Hughes Co-Obligor, Inc. (the “Co-Obligor,” and together with the Company, the “Issuers”) and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) (together with the Base Indenture, the “Indenture”).). This summary does not purport to be complete and is qualified in its entirety by reference to such Indenture.

Interest Payments

The Notes bear interest at a rate of 5.125% per annum and the Issuers pay interest each March 15 and September 15, beginning on March 15, 2011. Interest is computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

The Notes are redeemable as a whole at any time or in part from time to time, at the option of the Issuers, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date (exclusive of any accrued interest) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, any interest accrued but not paid to the date of redemption (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date).

“Treasury Rate” means, with respect to any redemption date for the Notes, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if that release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means, with respect to the Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Issuers.

“Comparable Treasury Price” means with respect to any redemption date for the Notes (i) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of J.P. Morgan Securities Inc., Barclays Capital Inc., RBS Securities Inc., UBS Securities LLC and two other primary U.S. Government securities dealers in the United States (each, a “Primary Treasury Dealer”) appointed by the Trustee in consultation with the Issuers; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuers shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding that redemption date. Unless the Issuers default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

If less than all of the Notes are to be redeemed at any time, the Trustee will select notes for redemption on a pro rata basis. No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be delivered at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a covenant defeasance or legal defeasance with respect to the Notes or a satisfaction and discharge of the Indenture with respect to the Notes. Notice of any redemption may, at the Issuers’ discretion, be subject to one or more conditions precedent. A notice of redemption need not set forth the exact redemption price but only the manner of calculation thereof.
The Issuers are not prohibited from acquiring the Notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise.

No Mandatory Redemption or Sinking Fund

There is no mandatory redemption prior to maturity or sinking fund payments for the Notes.

Additional Debt

The Indenture does not limit the amount of debt the Issuers may issue under the Indenture.

Certain Covenants

Except for the limitations on secured debt and Sale and Leaseback Transactions described below, the Indenture and Notes do not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving the Issuers.

Restriction on Liens

So long as any of the Notes remain outstanding, the Issuers will not, and will not permit any Restricted Subsidiary (as defined below in “Definitions of Certain Terms”) to, issue, assume or guarantee any debt for money borrowed (“debt”) if that debt is secured by a mortgage on any Principal Property, or on any shares of stock or indebtedness of any Restricted Subsidiary (whether the Principal Property, shares of stock or indebtedness is now owned or hereafter acquired), without in any such case effectively providing that the Notes shall be secured equally and ratably with or prior to such debt until such time as such debt is no longer so secured by such mortgage. This restriction, however, shall not apply to:

1.Mortgages on property of any corporation or other person existing at the time such corporation or other person becomes a Restricted Subsidiary;
2.Mortgages on property of a corporation or other Person existing at the time that corporation or other Person is merged into or consolidated with the Issuers or a Restricted Subsidiary or at the time of a sale, transfer, conveyance or the disposition of all or substantially all of the properties or assets of that corporation or other Person to the Issuers or a Restricted Subsidiary;
3.Mortgages on any property the Issuers or any Restricted Subsidiary acquire, construct or improve that secure debt issued, assumed or guaranteed (or issued, assumed or guaranteed pursuant to a commitment entered into) prior to, at the time of or within 12 months after the acquisition or completion of construction or improvement of the property (or, in the case of property constructed or improved, if later, the commencement of commercial operation of the property) for the purpose of financing all or any part of the purchase price of the property or the cost of the construction or improvement (together with, in the case of construction or improvement, mortgages on property previously owned by the Issuers or any Restricted Subsidiary to the extent constituting unimproved real property on which the property being constructed or the improvement is located);
4.Mortgages securing debt owing by the Issuers or any Restricted Subsidiary to the Issuers or another Restricted Subsidiary;
5.Mortgages on property of the Issuers or a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure any debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such mortgages, including mortgages incurred in connection with pollution control, industrial revenue or similar financings;
6.Mortgages existing at the date of the original issuance of the Notes;
7.Mortgages on inventory to secure current liabilities of debt; and
8.Any extension, renewal or replacement or successive extensions, renewals or replacements, in whole or in part, of any mortgage referred to in the clauses immediately above if the amount of debt secured by the extended, renewed or replacement mortgage does not exceed the amount of the debt refinanced (plus accrued interest and premiums with respect thereto) plus transaction expenses related thereto and such mortgage is limited to the property secured by the original mortgage plus improvements thereon.

There is an additional exception as described below under “15% Basket Amount.”

Restriction on Sale and Leaseback Transactions

So long as any of the Notes remain outstanding, the Issuers will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction (as defined below) of any Principal Property unless (a) the Issuers or such Restricted Subsidiary would be entitled to issue, assume or guarantee debt secured by a mortgage upon the Principal Property involved in an amount at least equal to the Attributable Debt (as defined below) for that transaction without equally and ratably securing the Notes, (b) an amount in cash equal to the Attributable Debt for that transaction is applied prior to, at the time of or within 12 months after that transaction to the retirement of Notes or other debt of the Issuers or debt of a Restricted Subsidiary, which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after its creation and, which in the case of such debt of the Issuers, is not subordinate in right of payment to the Notes or (c) prior to, at the time of or within 12 months after such transaction, the Issuers or a Restricted Subsidiary use an amount equal to the Attributable Debt for the purchase of any asset or any interest in an asset which would qualify, after purchase, as a Principal Property.

This covenant does not apply to any Sales and Leaseback Transaction (i) entered into in connection with an industrial revenue, pollution control or similar financing or any Sale and Leaseback Transaction or (ii) in which the only parties involved are the Issuers and any Subsidiary or Subsidiaries. When calculating the amount of Attributable Debt, the Issuers will exclude any Attributable Debt for these Sale and Leaseback Transactions.

There is an additional exception as described below under “15% Basket Amount.”

15% Basket Amount

In addition to the exceptions described above under “Restriction on Liens” and “Restriction on Sale and Leaseback Transactions,” the Indenture allows additional debt secured by mortgages and additional Sale and Leaseback Transactions otherwise prohibited by (and not permitted under the exceptions to) the covenants described above under such sections as long as the total of such debt secured by mortgages plus the Attributable Debt in respect of such Sale and Leaseback Transactions does not exceed 15% of the Issuers’ Consolidated Net Tangible Assets (as defined below).

Definitions of Certain Terms

For purposes of the foregoing covenants, the following definitions are applicable:

“Attributable Debt” means, with respect to any Sale and Leaseback Transaction, as of the time of determination, the total obligation, discounted to present value at the annual rate equal to the discount rate which would be applicable to a capital lease obligation with a similar term in accordance with generally accepted accounting principles, of a lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease with respect to such Sale and Leaseback Transaction.

“Consolidated Net Tangible Assets” means the total amount of assets less applicable reserves and other properly deductible items after deducting (a) all current liabilities excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (b) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as determined on a consolidated basis for the Issuers and their consolidated subsidiaries as set forth on our most recent quarterly balance sheet and computed in accordance with generally accepted accounting principles.

“Principal Property” means any real property, manufacturing plant, warehouse, office building or other physical facility, or any item of marine, transportation or construction equipment or other like depreciable assets of the Issuers or of any Restricted Subsidiary, whether now owned or hereafter acquired, unless, in the opinion of our Board of Directors, such plant or facility or other assets is not of material importance to the total business conducted by the Issuers and their Restricted Subsidiaries taken as a whole.

“Restricted Subsidiary” means: (a) any Subsidiary of the Issuers, the principal assets and business of which are located in the United States or Canada, except Subsidiaries the principal business of which consists of providing sales and acquisition financing of the products of the Issuers or any of their Subsidiaries or owning, leasing, dealing in or developing real estate; (b) any Subsidiary of the Issuers that owns, indirectly through ownership of another Subsidiary of the Issuers, a Principal Property located in the United States or Canada; or (c) any other Subsidiary of the Issuers that the Issuers designate as a Restricted Subsidiary.

“Sale and Leaseback Transaction” means any arrangement with any person under which the Issuers or any Restricted Subsidiary lease for a term of more than three years any Principal Property that the Issuers or any Restricted Subsidiary have sold or transferred or will sell or transfer to that person. This term excludes leases of any Principal Property the Issuers or any Restricted Subsidiary acquire or place in service within 180 days prior to the arrangement.

“Subsidiary” means any Person a majority of the combined voting power of the total outstanding ownership interests in which is, at the time of determination, beneficially owned or held, directly or indirectly, by the Issuers or one or more other Subsidiaries. For this purpose “voting power” means power to vote in an ordinary election of directors (or, in the case of a Person that is not a corporation, ordinarily to appoint or approve the appointment of Persons holding similar positions), whether at all times or only as long as no senior class of ownership interests has such voting power by reason of any contingency.

Merger and Similar Transactions

The Issuers are generally permitted under the Indenture to merge or consolidate with another corporation or other entity. The Issuers are also permitted under the Indenture to sell all or substantially all of their assets to another corporation or other entity. However, the Issuers may not take any of these actions unless all the following conditions, among other things, are met:

1.The successor entity must be organized as a corporation, limited liability company, partnership or trust and must expressly assume the Issuers’ obligations under the Notes and the Indenture. The successor entity may be organized under the laws of the United States, any state thereof or the District of Columbia.
2.Immediately after the transaction, no default under the Notes has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to the Notes that would be an event of default with respect to those Notes if the requirements for giving the Issuers default notice and for the Issuers’ default having to continue for a specific period of time were disregarded.

If the conditions described above are satisfied with respect to the Notes, the Issuers will not need to obtain the approval of the holders of the Notes in order to merge or consolidate or to sell their assets. Also, these conditions will apply only if the Issuers wish to merge or consolidate with another entity or sell all or substantially all of their assets to another entity. The Issuers will not need to satisfy these conditions if the Issuers enter into other types of transactions, including any transaction in which the Issuers acquire the stock or assets of another entity, any transaction that involves a change of control of the Issuers but in which the Issuers do not merge or consolidate and any transaction in which the Issuers sell less than substantially all of their assets.

If the Issuers sell all or substantially all of their assets, the Issuers will be released from all their liabilities and obligations under the Notes and the Indenture.

Modifications and Waivers
The Issuers and the Trustee may not amend or supplement the Indenture or the Notes without consent of the holders of Notes in order, among other things, to:

1.Change the stated maturity for any principal or interest payment;
2.Reduce the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price;
3.Permit a redemption of the Notes if not previously permitted;
4.Impair any right a holder may have to require the repurchase of its Notes;
5.Impair any conversion right that a holder of Notes may hold;
6.Change the currency of any payment on the Notes;
7.Change the place of payment on the Notes;
8.Impair a holder’s right to sue for payment of any amount due on its Notes;
9.Reduce the percentage in principal amount of the Notes, taken separately or together, as applicable, the approval of whose holders is needed to change the Indenture or those Notes or waive the Issuers’ compliance with the Indenture or to waive defaults; and
10.Change the provisions of the Indenture dealing with modification and waiver in any other respect, except to increase any required percentage or to add to the provisions that cannot be changed or waived without approval of the holder of the Notes.

The Issuers and the Trustee may amend or supplement the Indenture or the Notes without consent of the holders of Notes in order, among other things, to:

1.Evidence the succession of another person to the Issuers and the assumption by any such successor of the covenants under the Indenture and the Notes;
2.Add to the covenants of the Issuers for the benefit of the holders of the Notes or to surrender any right or power conferred under the Indenture upon the Issuers;
3.Add any additional events of default for the benefit of the holders of the Notes;
4.Add or change any provisions of the Indenture to the extent necessary to permit or facilitate the issuance of the Notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Notes in uncertificated form;
5.Secure the Notes;
6.Evidence and provide for the acceptance of appointment hereunder by a successor Trustee; and
7.Cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provision in the Indenture.

Events of Default

An event of default for the Notes is defined as being:

1.The default in the payment of the principal or any premium on the due date;
2.The default in the payment of any interest when it becomes due and payable, and such default continues for a period of 30 days;
3.The default in the performance, or breach, of any covenant or warranty of the Issuers in the Indenture and the continuance of such default or breach for a period of 90 days after a notice of default has been given, by registered or certified mail, to the Issuers by the Trustee or to the Issuers and the Trustee by the holders of at least 25% in principal amount of the Notes; and
4.The bankruptcy, insolvency, reorganization or other events of bankruptcy of the Issuers.

Remedies if an Event of Default Occurs

If an event of default has occurred with respect to the Notes and has not been cured or waived, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the entire principal amount of the Notes to be due immediately. If the event of default occurs because of the bankruptcy, insolvency or reorganization of the Issuers, the entire principal amount of the Notes will be automatically accelerated, without any action by the Trustee or any holder.
Each of the situations described above is called an acceleration of the stated maturity of the Notes. If the stated maturity of the Notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the Notes may cancel the acceleration for the Notes.
If an event of default occurs, the Trustee will have special duties. In that situation, the Trustee will be obligated to use those rights and powers under the Indenture, and to use the same degree of care and skill in doing so that a prudent person would use in that situation in conducting his or her own affairs.
Before a holder may bypass the Trustee and bring her own lawsuit or other formal legal action or take other steps to enforce her rights or protect her interests relating to the Notes, all of the following must occur:

1.The holder of the Notes must give the Trustee written notice that an event of default has occurred with respect to the Notes, and the event of default must not have been cured or waived;
2.The holders of not less than 25% in principal amount of the Notes must make a written request that the Trustee take action because of the default, and they or other holders must offer to the Trustee indemnity reasonably satisfactory to the Trustee against the cost and other liabilities of taking that action;
3.The trustee must not have taken action for 60 days after the above steps have been taken; and
4.During those 60 days, the holders of a majority in principal amount of the Notes must not have given the Trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the Notes.

Holders of Notes are entitled at any time, however, to bring a lawsuit for the payment of money due on their Notes on or after its stated maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the Notes may waive a default. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on each holder’s Notes, however, without the approval of the particular holder of the Notes.